

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Aidy Chou
Chief Executive Officer
Armlogi Holding Corp.
20301 East Walnut Drive North
Walnut, California, 91789

> **Re: Armlogi Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 28, 2023**
> **CIK No. 0001972529**

Dear Aidy Chou:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Organizational Structure, page 2

1.   Please indicate the percentage of ownership Armlogi Holding Corp. possesses of Armstrong Logistic Inc. in the chart provided. We note that you disclose elsewhere in your prospectus that you are a holding company that owns 100% of the equity interests in Armstrong Logistic Inc.

<u>Because we are an "emerging growth company," we may not be subject to requirements..., page 24</u>

2.   Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 33</u>

3.   We note you derive revenue by providing transportation, warehousing and other services. To provide more insight to your investors, please provide a more fulsome discussion of factors impacting changes in each of your revenue stream during the periods presented.

4.   Please revise your discussion of results of operations with quantification, the underlying business reasons for material changes in each line item during the periods presented. Refer to 303(b) of Regulation S-K.

<u>Operating Expenses, page 35</u>

5.   We note your disclosure in Note 4, 5, and elsewhere that depreciation and amortization are recorded in general and administrative expenses. However, the table here providing the breakdown of general and administrative expenses does not include depreciation. Please clarify whether you include any depreciation and amortization in cost of sales. Reconcile depreciation and amortization expenses disclosed in the table to such expenses reported in Note 4, 5, and 6 for the periods presented and revise your disclosures as appropriate.

<u>Critical Accounting Policies, page 38</u>

6.   We note your discussion in MD&A excludes disclosure of any critical accounting estimates. Please revise to include disclosure of all critical accounting estimates as required by Item 303 of Regulation S-K. Your disclosure should include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over the period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Industry, page 40

7.   We note you disclose various projections of CAGR growth from 2022 to 2027 throughout this section, for example, for the market size of the global and U.S. cross-border e-commerce industry, and also the market size of U.S. third-party logistics providers for Cross-border E-commerce and U.S. third-party logistics provider market for China's cross-border e-commerce, respectively. For any such disclosure, please disclose all material assumptions underlying Frost & Sullivan's CAGR projections.

Trends in the Cross-border E-commerce Market, page 41

8.   You disclose a Frost & Sullivan "market survey" and "expert interviews" conducted by Frost & Sullivan, to look into sellers interest in one-stop logistics providers and the growth of the Temu marketplace in the U.S, respectively. Please disclose the parameters of the market survey and expert interviews, such as what sellers were consulted and what market experts were interviewed, and all material assumptions used to project Temu's growth from $3 billion GMV to $30 billion GMV in 2027.

Business
Suppliers, page 51

9.   You disclose that FedEx accounted for approximately 63% and 43% of your total purchases, during the years ended June 30, 2022 and 2021. You further disclose that on April 10, 2020, you entered into a service agreement with FedEx for its delivery service. Pursuant to the agreement, which has a term from April 10, 2020 until terminated by either party, you disclose that FedEx is required to provide certain transportation services as indicated in the FedEx service guide at the price and on the terms as set forth in the FedEx transportation service agreement, and you are required to make payment within 15 days of the invoice date unless otherwise provided in a FedEx credit term attachment. Please ensure that you have disclosed all material terms of this agreement, and provide your analysis if this agreement with FedEX should be filed as a material contract under Item 601(b)(10) of Regulation S-K.

Services and Operational Flow
Transportation of Merchandise to the U.S (Ocean Freight Services), page 52

10.   You disclose that you launched your international ocean freight services in January 2023 and are actively expanding and refining these offerings. Please clarify if you earn revenue from what you disclose as "facilitating" overseas transportation of your customers' merchandise to the U.S., primarily through ocean freight services arranged by you with third parties, or if you only earn revenue if you purchase available cargo space in volume from third-party carriers (such as airlines and ocean shipping) and resell that space to your customers. In this regard, we also note that your graphic on page 54 does not appear to account for the overseas transportation of your customers' merchandise to the U.S.

Governmental Regulations
Enivornmental, page 56

11.   You disclose you are subject to federal, state, and local environmental laws and regulations across all your business units, without discussing any existing or probable environmental regulations on your business. Please specify the environmental laws and regulations applicable to your business, and any material costs and effects of compliance on your business. See Item 101(h)(4) of Regulation S-K.

Management, page 58

12.   Please provide the primary occupations and directorships for Tong Wu over the previous five years. We also note your disclosure that Aidy Chou since 2000 has served as the chief executive office and chief financial officer at Advance Tuner Warehouse Inc., an auto parts company. Please clarify if your later disclosure that Mr. Chou has "two decades of experience managing multimillion-dollar business operations" is referring to his experience at Advance Turner Warehouse, or otherwise explain. See Item 401(e)(1) of Regulation S-K.

13.   We note your disclosure that Aidy Chou, CEO and CFO of the Company, is also the CEO and CFO of Advance Turner Warehouse Inc., an auto parts company. Please revise to detail how Mr. Chou will split his time and duties between the two companies.

Principal Stockholders, page 65

14.   Your chart on page 65 indicates Messrs. Chou and Wu own 77% and 11% of outstanding common stock prior to and following the offering, whether the over-allotment option is fully exercised or not. Please discuss how Messrs. Chou and Wu will maintain their ownership percentages after this offering.

15.   Please provide the information required by Item 403 of Regulation S-K, including the natural person or persons who have voting and investment control of the shares held by held by the entities listed in the table, such as Asia International Securities Exchange Co., Ltd.

Financial Statements
2. Significant Accounting Policies, page F-7

16.   We note you engaged in a corporate reorganization on October 7, 2022 and issued 40,000,000 ordinary shares to exchange for all the outstanding shares of Armstrong Logistic Inc. held by the Company's shareholders. You also indicate that during the years presented in these consolidated financial statements, the controls of the six entities have never changed, since they have always been under the control of the Company's founders and substantial shareholders, Aidy Chou and Tong Wu. Please disclose the percentage of ownership held by Aidy Chou and Tong Wu as at June 30, 2022 and June 30, 2021 before the reorganization.

17. Please tell us and disclose in an accounting policy footnote the specific types of amounts included in cost of sales and general and administrative expenses.

<u>4. Property and Equipment, Net, page F-13</u>

18. We note your disclosure here and in Note 5 that depreciation and amortization are recorded in general and administrative expenses. It appears your property and equipment include revenue producing equipment. Please consider whether costs recognized in connection with depreciation of your revenue producing equipment should be reported as costs of sales and advise. If you conclude that these costs should be excluded from costs of sales, please provide a detailed explanation of how you reached such conclusion. To the extent you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal and relabel the cost of sales line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11B.

 You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Qiaozi Guanglin